For fiscal year ended (a) December 31, 1993
File number (c) 811-2896


                          SUB-ITEM 77J


 Revaluation of Assets or Restatement of Capital Share Account

     The Target Portfolio Trust accounts for and reports for distributions to shareholders in accordance with AICPA Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this Statement of Position, on the International Equity Portfolio, International Bond Portfolio, Total Return Bond Portfolio, and Intermediate-Term Bond Portfolio was to reclassify $(302,524), $(971,632), $(50,758), $(141,496) respectively, of net foreign currency losses to undistributed net investment income from accumulated net realized gains(losses). In addition, the Large Capitalization Growth Portfolio Total Return Bond Portfolio reclassified $227,589 and $47,955, respectively of overdistributed income to paid-in capital in excess of par from overdistributed net investment income. Lastly, the Small Capitalization Growth Portfolio reclassified $439,497 of net operating losses to paid-in capital in excess of par from overdistributed net investment income. Current year net investment income, net realized gains(losses) and net assets were not affected by this statement.